United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Seaspan Corporation

(Name of Issuer)

Series D Preferred Shares, par value $0.01

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y75638109	13D	Page 1 of 17 pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 2 of 17 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 3 of 17 pages

1	Names of Reporting Persons Carlyle Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 4 of 17 pages

1	Names of Reporting Persons Carlyle Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Quebec société en commandite)

CUSIP No. Y75638109	13D	Page 5 of 17 pages

1	Names of Reporting Persons Carlyle Holdings III GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. Y75638109	13D	Page 6 of 17 pages

1	Names of Reporting Persons Carlyle Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Quebec société en commandite)

CUSIP No. Y75638109	13D	Page 7 of 17 pages

1	Names of Reporting Persons TC Group Cayman L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 8 of 17 pages

1	Names of Reporting Persons TC Group Cayman Sub, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 9 of 17 pages

1	Names of Reporting Persons CP V S3 GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Cayman Islands Exempted Company)

CUSIP No. Y75638109	13D	Page 10 of 17 pages

1	Names of Reporting Persons TC Group V Cayman S3, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 11 of 17 pages

1	Names of Reporting Persons Carlyle Partners V Cayman TE, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. Y75638109	13D	Page 12 of 17 pages

1	Names of Reporting Persons Carlyle Sea Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Cayman Islands Exempted Company)

CUSIP No. Y75638109	13D	Page 13 of 17 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 20, 2018 (as amended to date, the “Schedule 13D”), relating to the Series D Preferred Shares, par value $0.01 per share (the “Series D Preferred Shares”), of Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) Carlyle Group Management L.L.C.,

2) The Carlyle Group L.P.,

3) Carlyle Holdings III GP Management L.L.C.,

4) Carlyle Holdings III GP L.P.,

5) Carlyle Holdings III GP Sub L.L.C.,

6) Carlyle Holdings III L.P.,

7) TC Group Cayman L.P.,

8) TC Group Cayman Sub, L.P.,

9) CP V S3 GP, Ltd.,

10) TC Group V Cayman S3, L.P.,

11) Carlyle Partners V Cayman TE, L.P., and

12) Carlyle Sea Holdings Limited

Each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings III GP Management L.L.C., and Carlyle Holdings III GP Sub L.L.C. is organized in the state of Delaware. Each of TC Group Cayman L.P., TC Group Cayman Sub, L.P., CP V S3 GP, Ltd., TC Group V Cayman S3, L.P., Carlyle Partners V Cayman TE, L.P., and Carlyle Sea Holdings Limited (together, the “Carlyle Cayman Entities”) is organized under the laws of the Cayman Islands. Each of Carlyle Holdings III GP L.P. and Carlyle Holdings III L.P. is a Québec société en commandite.

The address of the principal business and principal office of each of the Carlyle Cayman Entities is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

CUSIP No. Y75638109	13D	Page 14 of 17 pages

The directors of Carlyle Group Management L.L.C. are Kewsong Lee, Glenn A. Youngkin, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are Kewsong Lee, Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Peter J. Clare, Co-Chief Investment Officer, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Executive Chairman, William E. Conway, Jr., Co-Executive Chairman and Co-Chief Investment Officer, Curtis L. Buser, Chief Financial Officer, Christopher Finn, Chief Operating Officer and Jeffrey W. Ferguson, General Counsel (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Kewsong Lee is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Glenn A. Youngkin is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Peter J. Clare is the Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Daniel A. D’Aniello is a Co-Founder and Chairman Emeritus of Carlyle Group Management L.L.C.; David M. Rubenstein is a Co-Founder and Co-Executive Chairman of Carlyle Group Management L.L.C.; William E. Conway, Jr. is a Co-Founder and Co-Chief Executive Chairman and Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is a Senior Advisor at The Carlyle Group L.P.; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; and Anthony Welters is Executive Chairman of the Black Ivy Group, LLC;

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On September 13, 2019, Carlyle Sea Holdings Limited (the “Record Holder”) delivered notice of the exercise of its put right pursuant to the Put Right Agreement dated March 13, 2018, between the Record Holder, and Issuer (the “Put Right Agreement”).

On September 20, 2019, the Issuer Repurchased all of the Series D Preferred Shares held by Record Holder at a price of $24.84 per share pursuant to the Put Right Agreement.

CUSIP No. Y75638109	13D	Page 15 of 17 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

This Amendment No. 2 is being filed on behalf of the Reporting Persons to report that, as of September 20, 2019, the Reporting Persons do not beneficially own any Series D Preferred Shares.

(c)	Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the Series D Preferred Shares during the past 60 days.

(d)	None.

(e)	As of September 20, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Series D Preferred Shares.

CUSIP No. Y75638109	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2019

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS III GP MANAGEMENT L.L.C.
By: The Carlyle Group L.P., its sole manager
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings III GP L.P.
By: Carlyle Holdings III GP Management L.L.C., its general partner
By: The Carlyle Group L.P., its sole manager
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings III GP Sub L.L.C.
By: Carlyle Holdings III GP L.P., its sole manager
By: Carlyle Holdings III GP Management L.L.C., its general partner
By: The Carlyle Group L.P., its sole manager
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. Y75638109	13D	Page 17 of 17 pages

Carlyle Holdings III L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC Group Cayman L.P.
By: Carlyle Holdings III L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC Group Cayman Sub, L.P.
By: TC Group Cayman L.P. its general partner
By: Carlyle Holdings III L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CP V S3 GP, Ltd.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group V Cayman S3, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners V Cayman TE, L.P.
By: TC Group V Cayman S3, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Sea Holdings Limited

By:	/s/ Norma R. Kuntz
Name:	Norma R. Kuntz
Title:	Director